Exhibit 99.1

Yingli Green Energy Reports Fourth Quarter and Full Year 2016 Results

Total PV module shipments in the fourth quarter of 2016 increased by 74% to 635.1MW, compared to the third quarter of 2016

BAODING, China, April 13, 2017-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Consolidated Financial and Operating Summary

●	Total net revenues were RMB2,041.4 million (US$294.0 million), significantly increased from RMB1,459.6 million in the third quarter of 2016.
●	Total photovoltaic (“PV”) module shipments[1] were 635.1MW, significantly increased from 365.3MW in the third quarter of 2016.
●	Gross profit and gross margin were RMB142.2 million (US$20.5 million) and 7.0% respectively, increased from RMB80.3 million and 5.5% in the third quarter of 2016. Gross margin on sales of PV modules was 8.8%, increased from 6.2% in the third quarter of 2016 and compared to 13.5% in the fourth quarter of 2015.
●	Operating loss was RMB1,743.7 million (US$251.1 million), including a non-cash impairment loss on long-lived assets of RMB1,277.4 million (US$184.0 million), compared to RMB226.9 million in the third quarter of 2016.
●	On a non-GAAP[2] basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB1,469.2 million (US$211.6 million).
●	Net loss[3] was RMB1,854.7 million (US$267.1 million) and loss per American Depositary Share[4] (the “ADS”) was RMB102.0 (US$14.7). On an adjusted non-GAAP basis, adjusted net loss was RMB524.1 million (US$75.5 million).

Full Year 2016 Consolidated Financial and Operating Summary

●	Total net revenues were RMB8,376.1 million (US$ 1,206.4 million).
●	Total PV module shipments were 2,170.4MW, which was in line with its previous guidance of 2.1GW to 2.2GW.
●	Gross profit was RMB1,151.9 million (US$165.9 million), representing a gross margin of 13.8%. Gross margin on sales of PV modules was 14.0%.

[1]	Total PV module shipments include shipments to the Company’s own downstream PV projects. Revenues were not recognized for internal shipments as required by U.S. GAAP. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to its downstream PV projects in the fourth quarter of 2016.

[2]	All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, the amortization of the debt discount, the amortization of intangible assets, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[3]	For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

[4]	On December 28, 2015, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this press have been retroactively adjusted to reflect the change in ratio for all periods presented.

●	Operating loss was RMB1,625.8 million (US$234.2 million).
●	On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were negative RMB474.8 million (US$68.4 million).
●	Net loss was RMB2,038.6 million (US$293.6 million) and loss per ADS was RMB112.2 (US$16.2). On an adjusted non-GAAP basis, adjusted net loss was RMB658.8 million (US$94.9 million).

“Primarily due to the increased demand from China and Japan, I’m pleased to announce that the Company’s PV module shipments in the fourth quarter of 2016 significantly increased by 74% quarter over quarter to 635.1MW, concluding the full year 2016 with a total PV module shipments of 2.2GW, which is in line with our previous guidance. In addition, our total revenues in the fourth quarter of 2016 significantly increased by 40% compared to the third quarter of 2016,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“Geographically, China and Japan continued to see strong demands in the quarter and remained as the two largest markets for us. Our PV module shipments to China in the fourth quarter more than doubled compared to previous quarter and accounted for 75% of our total PV module shipments in the quarter. Our PV module shipments to Japan in the fourth quarter increased by 11% compared to the third quarter and accounted for 20% of our total shipments in the quarter. Also in this quarter, we started to deliver approximately 115MW of PV modules for Japan’s largest solar plant with a total capacity of 230MW and the delivery is expected to be completed in the second quarter of 2017.”

“On the technology side, the Company has been actively promoting its patented PANDA Bifacial module, which can generate power not only from the front side, but also from the rear side by leveraging reflected light in the environment. Therefore, the power yields of the PANDA Bifacial module can be significantly increased compare to the situation when it only generates from the front side. In addition, the Company also completed the development of Smart Hot-spot Free series of panels in the fourth quarter, which can eliminate potential safety hazards such as fire and material degradation and ensure safety and reliability.”

“Looking forward into 2017, we anticipate that China and Japan will continue to be two important markets for the Company. In China, the Company will continue to actively participate in the ‘Top Runner’ projects, and will pay more attention to distributed generation projects given the robust growth of the segment. In Japan, the Company is shifting to low wattage market with EPC solution due to decreasing number of mega solar projects and expects to continue to expand into the residential segment by signing residential partners across the country. In Americas, we have adjusted our marketing strategy to include the distributed generation sector which resulted in substantial growth and we have focused on building strategic partnerships with our OEM partners for the US and Latin America markets. In Europe, the Company is in the process of restructuring in order to save operation cost, maintain a healthy cash flow, and focus on the module sales business. In addition, the Company will continue to explore other international markets. For example, we are actively exploring potential business opportunities with customers across India, including a mix of small to large size EPC players, project developers and rooftop clients and have recently completed the delivery of 13.3 MW of 1500V multi-crystalline solar panels to a utility scale project in Australia.”

“Based on current market conditions, the Company’s current operating conditions, estimated production capacity, and forecasted customer demand, we expect our PV module shipments in the first quarter of 2017 would be in the range of 380MW to 400MW, and our PV module shipments for full year of 2017 would be in the range of 2.1GW to 2.2GW,” Mr. Miao concluded.

Fourth Quarter 2016 Financial Results

Total Net Revenues

Total net revenues were RMB2,041.4 million (US$294.0 million), significantly increased from RMB1,459.6 million in the third quarter of 2016 and compared to RMB2,110.0 million in the fourth quarter of 2015. Total PV module shipments were 635.1MW, increased from 365.3MW in the third quarter of 2016 and 504.5MW in the fourth quarter of 2015.

The significant increase of total net revenues from the third quarter of 2016 to the fourth quarter of 2016 was mainly due to the increase of PV module shipments from 365.3MW to 635.1MW, primarily due to the significant increase of shipments to China mainly as a result of the strong demand from China in the fourth quarter of 2016, which was partially offset by the generally lower average selling price of the Company’s PV modules as a result of the general decline of PV module selling prices worldwide.

Gross Profit and Gross Margin

Gross profit was RMB142.2 million (US$20.5 million) in the fourth quarter of 2016, significantly increased from RMB80.3 million in the third quarter of 2016 and compared to RMB248.3 million in the fourth quarter of 2015.

Gross margin was 7.0% in the fourth quarter of 2016, compared to 5.5% in the third quarter of 2016 and 11.8% in the fourth quarter of 2015. Gross margin on sales of PV modules was 8.8% in the fourth quarter of 2016, compared to 6.2% in the third quarter of 2016 and 13.5% in the fourth quarter of 2015.

The significant increase in gross profit from the third quarter of 2016 to the fourth quarter of 2016 was mainly due to the significant increase of PV module shipments from 365.3MW to 635.1MW. The increase in gross margin from the third quarter of 2016 to the fourth quarter of 2016 was primarily due to the decrease in unit manufacturing cost as a result of the increase of utilization rate of production facilities, which was partially offset by the lower average selling price of the Company’s PV modules in the quarter.

Operating Expenses

Operating expenses were RMB1,885.9 million (US$271.6 million), increased significantly from RMB307.1 million in the third quarter of 2016 and RMB1,368.6 million in the fourth quarter of 2015. Operating expenses as a percentage of net revenue was 92.4% in the fourth quarter of 2016, compared to 21.0% in the third quarter of 2016 and 64.9% in the fourth quarter of 2015.The significant increase of operating expenses from the third quarter of 2016 to the fourth quarter of 2016 was mainly due to:

•	Impairment of long-lived assets. Mainly due to the lower than expected utilization rate of production facilities in 2016 and significant decrease of average selling price in late 2016, the Company recorded an impairment loss of RMB 1,277.4 million for property, plant and equipment based on the difference between carrying value and fair value of such long-lived assets in the fourth quarter of 2016.
•	Bad debt provision. The Company recorded RMB232.8 million of loss on bad debts in the fourth quarter of 2016, including RMB143.0 million of provision on receivables from disposal of land use right due to its long aging and doubts on collectability, RMB97.8 million of provision on prepayment made to a supplier due to its continued failure to fulfil its delivery obligation under its contracts with the Company, and RMB8.0 million of reversal of bad debt provision, while the Company recorded RMB26.0 million of loss on bad debts for other doubtful receivables in the third quarter of 2016.
•	Provision for reserve for inventory purchase commitments. The Company made RMB52.8 million of provision for reserve for inventory purchase commitments in the fourth quarter of 2016 as a result of a foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, while the Company recorded such provision of RMB9.5 million in the third quarter of 2016.

The increase was partially offset by:

•	Provision for prepayments in relation to inventory purchase commitments. In the third quarter of 2016, the Company recorded provisions of RMB10.7 million for the prepayments to certain supplier under the Company's long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts. No such provision was recorded in the fourth quarter of 2016.

Operating Loss and Margin

Operating loss was RMB1,743.7 million (US$251.1 million) in the fourth quarter of 2016, compared to RMB226.9 million in the third quarter of 2016 and RMB1,120.3 million in the fourth quarter of 2015.

Operating margin was negative 85.4% in the fourth quarter of 2016, compared to negative 15.5% in the third quarter of 2016 and negative 53.1% in the fourth quarter of 2015.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB1,469.2 million (US$211.6 million), compared to RMB42.8 million in the third quarter of 2016 and negative RMB824.4 million in the fourth quarter of 2015.

Interest Expense

Interest expense was RMB168.8 million (US$24.3 million) in the fourth quarter of 2016, compared to RMB159.7 million in the third quarter of 2016 and RMB246.1 million in the fourth quarter of 2015. The Company’s average interest rate was 5.31% in the fourth quarter of 2016, compared to 5.35% in the third quarter of 2016 and 6.92% in the fourth quarter of 2015.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange loss was RMB104.0 million (US$15.0 million) in the fourth quarter of 2016, compared to foreign currency exchange gain of RMB27.6 million in the third quarter of 2016 and foreign currency exchange loss of RMB29.5 million in the fourth quarter of 2015. The foreign currency exchange loss in the fourth quarter of 2016 was mainly due to the depreciation of Renminbi against US dollar because the Company had a net balance of financial liabilities denominated in US dollar, which was partially offset by the appreciation of Renminbi against Japanese Yen and Euro in the fourth quarter of 2016 and the Company had a net balance of financial assets denominated in Japanese Yen and Euro, while the foreign currency exchange gain in third quarter of 2016 was mainly due to the depreciation of Renminbi against Japanese Yen and Euro.

Income Tax Benefit (Expense)

Income tax expense was RMB11.2 million (US$1.6 million) in the fourth quarter of 2016, compared to income tax benefit of RMB13.4 million in the third quarter of 2016 and income tax expense of RMB132.7 million in the fourth quarter of 2015. The income tax benefit recognized in the third quarter of 2016 was mainly due to the reversal of the income tax expense accrued by the Company’s certain subsidiary in previous quarter, as a result of the actual loss being recognized in the third quarter of 2016, while the income tax expense recognized in the fourth quarter of 2016 was mainly due to the reversal of the deferred income tax assets for the Company’s certain subsidiary and the Company’s certain subsidiaries’ net profits recorded in the fourth quarter of 2016.

Net Loss

Net loss was RMB1,854.7 million (US$267.1 million) in the fourth quarter of 2016, compared to RMB335.4 million in the third quarter of 2016 and RMB1,439.0 million in the fourth quarter of 2015. Loss per ADS was RMB102.0 (US$14.7) in the fourth quarter of 2016, compared to RMB18.5 in the third quarter of 2016 and RMB79.2 in the fourth quarter of 2015.

On an adjusted non-GAAP basis, adjusted net loss was RMB524.1 million (US$75.5 million), compared to RMB314.8 million in the third quarter of 2016 and RMB874.1 million in the fourth quarter of 2015; adjusted loss per ADS was RMB28.8 (US$4.2) in the fourth quarter of 2016, compared to RMB17.3 in the third quarter of 2016 and RMB48.1 in the fourth quarter of 2015.

Financial Position

As of December 31, 2016, the Company had RMB506.6 million (US$73.0 million) in cash and cash equivalents, compared to RMB672.2 million as of September 30, 2016.

As of December 31, 2016, the Company had RMB361.8 million (US$52.1 million) in restricted cash, compared to RMB293.8 million as of September 30, 2016.

As of December 31, 2016, the Company’s accounts receivable had decreased to RMB2,634.8 million (US$379.5 million) from RMB2,697.2 million as of September 30, 2016. Days sales outstanding were 116 days in the fourth quarter of 2016, decreased from 166 days in the third quarter of 2016 mainly due to the significant increase of total net revenues in the fourth quarter while the average accounts receivable decreased slightly during the fourth quarter as a result of the Company's continued focus on account receivables management in the domestic market.

As of December 31, 2016, the Company’s accounts payable had decreased to RMB 2,471.8 million (US$356.0 million) from RMB 2,862.1 million as of September 30, 2016. Days payable outstanding were 117 days in the fourth quarter of 2016, decreased from 187 days in the third quarter of 2016. Accounts payable and days payable outstanding decreased from the third quarter of 2016 to the fourth quarter of 2016 mainly because the Company continued to pay off some of its over-due accounts payables in the fourth quarter of 2016.

As of December 31, 2016, the Company’s inventory had decreased to RMB1,314.8 million (US$189.4 million) from RMB1,657.5 million as of September 30, 2016, which was mainly due to the increase of PV module shipments from the third quarter of 2016 to the fourth quarter of 2016. Inventory turnover days were 62 days in the fourth quarter of 2016, compared to 108 days in the third quarter of 2016.

Full Year 2016 Financial Results

Total Net Revenues

Total net revenues in 2016 were RMB8,376.1 million (US$1,206.4 million), compared to RMB9,965.8 million in 2015. Total PV module shipments in 2016 were 2,170.4MW, compared to 2,447.0MW in 2015. The decrease in total net revenues year-over-year was mainly due to the decline of average selling price of the Company’s PV modules and the decreased PV module shipments as a result of the lower utilization rate of production capacity caused by tight cash flow starting from the middle of 2015.

Gross Profit and Gross Margin

Gross profit and gross margin in 2016 were RMB1,151.9 million (US$165.9 million) and 13.8%, compared to RMB1,187.3 million and 11.9% in 2015.

Operating Expenses

Operating expenses in 2016 were RMB2,777.7 million (US$400.1 million), compared to RMB5,415.4 million in 2015. Operating expenses as a percentage of net revenue was 33.2% in 2016, compared to 54.3% in 2015. The change in operating expenses from 2015 to 2016 was mainly due to:

•	Impairment of long-lived assets. Mainly due to the lower utilization rate of production facilities, the Company recorded an impairment loss of RMB 3.8 billion for property, plant and equipment based on the difference between carrying value and fair value of such long-lived assets in 2015, while the Company recorded such impairment loss of RMB1.3 billion in 2016.
•	Gain on disposal of long-lived assets and land use rights. In 2015, Fine Silicon, one of the Company's subsidiaries in China, disposed its long-lived assets and land use rights and the Company recognized a disposal gain of RMB 1.2 billion while the Company did not recognize such gain in 2016.
•	Provision for prepayments in relation to inventory purchase commitments. In 2015, the Company recorded provisions of RMB 522.1 million for the prepayments to certain supplier under the Company's long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts, while the Company recorded such provision of RMB10.7 million in 2016.
•	Bad debt provision. The Company made a total bad debt provision of RMB400.7 million in 2015 for the doubtful receivables related to certain customers, while the Company made a total bad debt provision of RMB261.0 million in 2016, including RMB143.0 million of provision on receivables from disposal of land use right due to its long aging and doubts on collectability, RMB97.8 million of provision on prepayment made to a supplier due to its continued failure to fulfil its delivery obligation under its contracts with the Company, and RMB20.2 million of provision for doubtful receivables. Such provision was included in the Company’s general and administrative expenses.
•	Provision for reserve for inventory purchase commitments. In 2015, the Company recorded provision for reserve for inventory purchase commitments of RMB77.7 million as a result of a foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, while the Company recorded such provision of RMB90.3 million in 2016.
•	Selling expenses. The Company’s selling expenses were RMB630.9 million in 2016, decreased from RMB854.3 million in 2015. The decrease was primarily due to a lower freight and insurance costs as a result of decreased total PV module shipments.
•	General and administrative expenses. Excluding the bad debts provisions, the Company’s general and administrative expenses decreased to RMB360.6 million in 2016 from RMB526.8 million in 2015 mainly as a result of more strict and effective control on general and administrative expenses.
•	Research and development expenses. Our research and development expenses decreased to RMB146.9 million in 2016 from RMB397.0 million in 2015. The decrease in research and development expenses from 2016 to 2015 was mainly due to our enhanced control of research and development projects as a result of our tight cash flow.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were negative RMB474.8 million (US$68.4 million) in 2016, compared to negative RMB3,020.3 million in 2015.

Interest Expense

Interest expense in 2016 was RMB663.2 million (US$95.5 million), compared to RMB 977.2 million in 2015. As of December 31, 2016, the Company had an aggregate of RMB11.5 billion (US$1.7 billion) of borrowings and medium-term notes outstanding, compared to RMB 11.8 billion as of December 31, 2015. The weighted average interest rate for the Company's borrowings in 2016 was 5.59%, which decreased from 6.39% in 2015.

Foreign Currency Exchange Gain/Loss

Foreign currency exchange gain was RMB6.0 million (US$0.9 million) in 2016, compared to foreign currency exchange loss of RMB132.7 million in 2015. The Company recorded the foreign currency exchange gain in 2016 mainly because Japanese Yen and Euro appreciated against Renminbi in 2016 and the Company had a net balance of financial assets denominated in Japanese Yen and Euro, which was substantially offset by the currency exchange loss caused by the depreciation of Renminbi against US dollar in 2016 because the Company had a net balance of financial liabilities denominated in US dollar. The foreign exchange loss in 2015 was mainly due to the depreciation of Renminbi against US dollar.

Income Tax Expense

Income tax expense was RMB12.9 million (US$1.9 million) in 2016, compared to income tax expense of RMB731.2 million in 2015. The significant amount incurred in 2015 was primarily due to assessment on recovery of deferred income tax assets which resulting in an additional valuation allowance of deferred income tax assets as well as the realization of deferred tax assets upon the disposal of Fine Silicon land use rights.

Net Loss

Net loss was RMB2,038.6 million (US$293.6 million) and loss per ADS was RMB112.2 (US$16.2) in 2016, compared to net loss of RMB5,600.5 million and loss per ADS of RMB308.1 in 2015. On an adjusted non-GAAP basis, adjusted net loss was RMB658.8 million (US$94.9 million) and adjusted loss per ADS was RMB36.2 (US$5.2) in 2016, compared to adjusted net loss of RMB2,352.0 million and adjusted loss per ADS of RMB129.4 in 2015.

Liquidity and alternative financing plans

As of December 31, 2016, the Company had a total deficit attributable to the Company of RMB15.4 billion (US$2.2 billion) and a deficit in working capital of RMB7.4 billion (US$1.1 billion), which raise substantial doubt about the Company’s ability to continue as a going concern. The liquidity of the Company is primarily dependent on its ability to maintain adequate cash flows from operations, to renew or rollover its short-term borrowings and to obtain adequate external financings to support its working capital and meet its obligations and commitments when they become due. The Company and its subsidiaries are exploring financing options to continue to manage the Company and its subsidiaries' liquidity and to enhance their financial flexibility. The Company’s board of directors has also formed a special committee comprised solely of independent directors to assess the Company’s operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially available to the Company in order to improve its debt structure. Such debt restructuring, strategic alternatives and financing plans, if successfully completed, are expected to increase the liquidity of the Company and improve its debt-to-equity ratio. There can be no assurance, however, that such debt restructuring, strategic alternatives and financing plans will be successfully completed on terms acceptable to the Company, or effectively implemented before any specific date, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

Updates on Repayment of Medium-Term Notes

As of the date of this press release, the Company’s subsidiaries had medium-term notes, or MTNs, of RMB2,057.0 million outstanding, including RMB357.0 million of the MTNs issued in 2010 (the "2010 MTNs"), which became due on October 13, 2015; RMB1.4 billion of the MTNs issued in 2011 (the "2011 MTNs"), which became due on May 12, 2016; and RMB300.0 million of the MTNs issued in 2012 (the "2012 MTNs"), which will become due on May 3, 2017. The 2010 MTNs and 2011 MTNs were issued by Tianwei Yingli, one of the Company’s subsidiaries. As such, Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs. The Company has continued its negotiation with the holders of the 2010 MTNs and 2011 MTNs about revisions to the repayment schedules of the MTNs. As of the date of this press release, the Company has not reached any agreement with the holders of the 2010 MTNs and 2011 MTNs or any other party with respect to any concrete financing plan or plan for repayment of the 2010 MTNs and 2011 MTNs yet. In addition, the Company has been actively negotiating with holders of the 2012 MTNs for potential solutions regarding the repayment of the 2012 MTNs.

Business Outlook for First Quarter and Full year 2017

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 380MW to 400MW for the first quarter of 2017 and 2.1GW to 2.2GW for the fiscal year of 2017.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment charge on long-lived assets, gain on disposal of long lived assets and land use rights, provision for prepayments in relation to inventory purchase commitments, and provision for reserve for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.9430 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2016. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on April 13, 2017, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004

International Dial-in Number: +65 6713 5090

Passcode: 94958584

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until April 21, 2017 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +61 2 8199 0299

Passcode: 94958584

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than regional subsidiaries and branch offices and has distributed more than 17 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31, 2015	As of September 30, 2016	As of December 31, 2016
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,587,675	966,026	868,439	125,081
Accounts receivable, net	2,922,479	2,697,237	2,634,805	379,491
Inventories	1,484,314	1,657,515	1,314,834	189,375
Prepayment to suppliers	426,718	574,296	475,347	68,465
Prepaid expenses and other current assets	1,982,196	1,572,256	1,336,288	192,465
Total current assets	8,403,382	7,467,330	6,629,713	954,877
Long-term prepayment to suppliers	555,520	353,822	343,591	49,487
Land, property, plant and equipment, net	6,846,482	6,334,342	4,879,086	702,734
Project assets	720,286	734,159	672,045	96,795
Land use rights	411,732	405,000	402,680	57,998
Intangible assets, net	58,360	58,172	58,110	8,370
Investments in affiliated companies	459,721	442,894	355,192	51,158
Other assets	184,799	183,612	159,397	22,959
Total assets	17,640,282	15,979,331	13,499,814	1,944,378
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	9,124,183	8,870,402	9,010,205	1,297,739
Accounts payable	3,960,458	2,862,132	2,471,812	356,015
Other current liabilities and accrued expenses	2,576,076	2,581,169	2,560,250	368,753
Total current liabilities	15,660,717	14,313,703	14,042,267	2,022,507
Long-term debt, excluding current portion	2,405,898	2,569,955	2,523,621	363,477
Medium-term notes	300,000	-	-	-
Accrued warranty liability, excluding current portion	753,270	809,331	804,344	115,850
Other liabilities	3,232,548	3,299,588	3,262,759	469,935
Total liabilities	22,352,433	20,992,577	20,632,991	2,971,769
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	1,986
Additional paid-in capital	7,246,760	7,247,794	7,248,240	1,043,964
Accumulated other comprehensive income (loss)	180,025	71,752	(54,651)	(7,871)
Treasury stock	(127,331)	(127,331)	(127,331)	(18,339)
Accumulated deficit	(13,252,929)	(13,436,893)	(15,369,404)	(2,213,655)
Total Yingli Green Energy shareholders' deficit	(5,939,684)	(6,230,887)	(8,289,355)	(1,193,915)
Non-controlling interests	1,227,533	1,217,641	1,156,178	166,524
Total shareholders' deficit	(4,712,151)	(5,013,246)	(7,133,177)	(1,027,391)
Total liabilities and shareholders' deficit	17,640,282	15,979,331	13,499,814	1,944,378

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Comprehensive Income
(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	December 31, 2015	September 30, 2016	December 31, 2016
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,727,375	1,240,818	1,828,521	263,362
Other revenues	382,669	218,769	212,886	30,662
Total net revenues	2,110,044	1,459,587	2,041,407	294,024
Cost of revenues:
Cost of PV modules sales	(1,493,587)	(1,164,464)	(1,668,479)	(240,311)
Cost of other revenues	(368,175)	(214,858)	(230,725)	(33,232)
Total cost of revenues	(1,861,762)	(1,379,322)	(1,899,204)	(273,543)
Gross profit	248,282	80,265	142,203	20,481
Selling expenses	(234,916)	(144,450)	(149,013)	(21,462)
General and administrative expenses	(483,069)	(101,505)	(364,081)	(52,438)
Research and development expenses	(84,858)	(40,999)	(42,638)	(6,141)
Impairment of long-lived assets	-	-	(1,277,373)	(183,980)
Provision for prepayments in relation to inventory purchase commitments	(488,023)	(10,672)	-	-
Provision for reserve for inventory purchase commitments	(77,705)	(9,490)	(52,787)	(7,603)
Total operating expenses	(1,368,571)	(307,116)	(1,885,892)	(271,624)
Loss from operations	(1,120,289)	(226,851)	(1,743,689)	(251,143)
Interest expense	(246,120)	(159,735)	(168,782)	(24,310)
Interest income	5,553	1,984	2,525	364
Foreign currency exchange gain (loss)	(29,473)	27,567	(104,012)	(14,981)
Other income	40,765	19,600	162,966	23,472
Loss before income taxes	(1,349,564)	(337,435)	(1,850,992)	(266,598)
Income tax benefit (expenses)	(132,716)	13,353	(11,196)	(1,612)
Equity in income/(loss) of affiliates, net	(3,328)	(17,087)	(318)	(46)
Net loss	(1,485,608)	(341,169)	(1,862,506)	(268,257)
Less : Loss attributable to the non-controlling interests	46,611	5,813	7,839	1,129
Net loss attributable to Yingli Green Energy	(1,438,997)	(335,356)	(1,854,667)	(267,128)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	(7.92)	(1.85)	(10.20)	(1.47)
Diluted	(7.92)	(1.85)	(10.20)	(1.47)
Loss per ADS
Basic	(79.2)	(18.5)	(102.0)	(14.7)
Diluted	(79.2)	(18.5)	(102.0)	(14.7)
Net loss	(1,485,608)	(341,169)	(1,862,506)	(268,256)
Other comprehensive loss
Foreign Currency exchange translation adjustment, net of nil tax	(53,999)	(26,415)	(119,490)	(17,210)
Cash flow hedging derivatives, net of nil tax	(1,180)	-	-	-
Comprehensive loss	(1,540,787)	(367,584)	(1,981,996)	(285,466)
Less : Comprehensive loss attributable to the non-controlling interest	43,554	4,658	926	133
Comprehensive loss attributable to Yingli Green Energy	(1,497,233)	(362,926)	(1,981,070)	(285,333)

Reconciliation of Non-GAAP measures to GAAP measures
	For the three month ended
	December 31, 2015	September 30, 2016	December 31, 2016
	RMB	RMB	RMB	US$
Net loss attributable to Yingli Green Energy	(1,438,997)	(335,356)	(1,854,667)	(267,127)
Share-based compensation	787	(435)	(446)	(64)
Impairment of long-lived assets	-		(1,277,373)	(183,980)
Provision for reserve for inventory purchase commitments	(77,705)	(9,490)	(52,787)	(7,603)
Provision for prepayment in relation to inventory purchase commitments	(488,023)	(10,672)	-	-
Non-GAAP loss	(874,056)	(314,759)	(524,061)	(75,480)
Non-GAAP diluted earnings per share and per ADS	(48.1)	(17.3)	(28.8)	(4.2)
Reconciliation of EBITDA measures to loss before income tax & minority interest measures
Loss before income taxes and non-controlling interest	(1,349,564)	(337,435)	(1,850,992)	(266,598)
Interest expense	(246,120)	(159,735)	(168,782)	(24,310)
Interest income	5,553	1,984	2,525	364
Depreciation	(280,597)	(219,881)	(213,459)	(30,744)
Amortization for land use rights and intangible assets	(3,987)	(2,593)	(2,047)	(296)
EBITDA	(824,413)	42,790	(1,469,229)	(211,612)

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for ordinary shares, per share and per ADS data)

	For the year ended
	December 31, 2015	December 31, 2016
	RMB	RMB	US$
Net revenues:
Sales of PV modules	8,464,779	7,026,074	1,011,965
Other revenues	1,501,007	1,350,025	194,444
Total net revenues	9,965,786	8,376,099	1,206,409
Cost of revenues:
Cost of PV modules sales	(7,329,306)	(6,044,193)	(870,545)
Cost of other revenues	(1,449,150)	(1,180,033)	(169,961)
Total cost of revenues	(8,778,456)	(7,224,226)	(1,040,505)
Gross profit	1,187,330	1,151,873	165,904
Selling expenses	(854,315)	(630,873)	(90,865)
General and administrative expenses	(927,495)	(621,648)	(89,535)
Research and development expenses	(396,991)	(146,850)	(21,151)
Impairment of long-lived assets	(3,804,116)	(1,277,373)	(183,980)
Disposal gain from long-lived assets and land use right in relation to a subsidiary	1,167,317	-	-
Provision for prepayments in relation to inventory purchase commitments	(522,050)	(10,672)	(1,537)
Provision for reserve for inventory purchase commitments	(77,705)	(90,300)	(13,006)
Total operating expenses	(5,415,355)	(2,777,716)	(400,074)
Loss from operations	(4,228,025)	(1,625,843)	(234,171)
Interest expense	(977,176)	(663,217)	(95,523)
Interest income	22,632	6,595	950
Foreign currency exchange gain (loss)	(132,709)	6,000	864
Other income	148,462	246,967	35,571
Loss before income taxes	(5,166,816)	(2,029,498)	(292,309)
Income tax expense	(731,191)	(12,895)	(1,857)
Equity in income/(loss) of affiliates, net	(829)	(17,554)	(2,528)
Net loss	(5,898,836)	(2,059,947)	(296,694)
Less: Loss attributable to the non-controlling interests	298,310	21,315	3,070
Net loss attributable to Yingli Green Energy	(5,600,526)	(2,038,632)	(293,624)
Weighted average ordinary shares
Basic	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770
Loss per ordinary share
Basic	(30.81)	(11.22)	(1.62)
Diluted	(30.81)	(11.22)	(1.62)
Loss per ADS
Basic	(308.1)	(112.2)	(16.2)
Diluted	(308.1)	(112.2)	(16.2)
Net loss	(5,898,836)	(2,059,947)	(296,695)
Other comprehensive loss
Foreign Currency exchange translation adjustment, net of nil tax	(121,215)	(223,436)	(32,181)
Cash flow hedging derivatives, net of nil tax	(749)	-	-
Comprehensive loss	(6,020,800)	(2,283,383)	(328,876)
Less: Comprehensive loss attributable to the non-controlling interest	288,189	10,076	1,450
Comprehensive loss attributable to Yingli Green Energy	(5,732,611)	(2,273,307)	(327,426)
Reconciliation of Non-GAAP measures to GAAP measures
	December 31, 2015	December 31, 2016
	RMB	RMB	US$
Net loss attributable to Yingli Green Energy	(5,600,526)	(2,038,632)	(293,625)
Share-based compensation	(11,950)	(1,480)	(213)
Impairment of long-lived assets	(3,804,116)	(1,277,373)	(183,980)
Provision for reserve for inventory purchase commitments	(77,705)	(90,300)	(13,006)
Provision for prepayment in relation to inventory purchase commitments	(522,050)	(10,672)	(1,537)
Disposal gain from long-lived assets and land use right in relation to a subsidiary	1,167,317	-	-
Non-GAAP loss	(2,352,022)	(658,807)	(94,889)
Non-GAAP diluted earnings per share and per ADS	(129.4)	(36.2)	(5.2)
Reconciliation of EBITDA and adjusted EBITDA measures to loss before income tax & minority interest measures
Loss before income taxes and non-controlling interest	(5,166,816)	(2,029,498)	(292,309)
Interest expense	(977,176)	(663,217)	(95,523)
Interest income	22,632	6,595	950
Depreciation	(1,174,705)	(887,392)	(127,811)
Amortization for land use rights and intangible assets	(17,227)	(10,697)	(1,542)
EBITDA	(3,020,340)	(474,787)	(68,383)